Exhibit 99.1

MANITOBA
2022/23 Mid-Year Report Fiscal and Economic Update
Honourable Cameron Friesen Minister of Finance
December 2022

Indigenous Land Acknowledgement

We recognize that Manitoba is on the Treaty Territories and ancestral lands of the Anishinaabeg, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

2022/23 Mid-Year Report

Fiscal and Economic Update

Introduction	2

Overview of Changes from Budget 2022	4

Revenue Changes from Budget 2022	5

Expenditure Changes from Budget 2022	6

Summary Revenue	8

Summary Expenditure	9

Economic Update	10

Manitoba 2022/23 Mid-Year Report Fiscal and Economic Update | 1

Introduction

The 2022/23 Mid-Year Report presents the revised fiscal forecast to March 31, 2023, compared to Budget 2022, and an update on the economic outlook in Manitoba.

Manitoba, like other Canadian provinces, has seen a significant increase in taxation revenue this fiscal year. Manitoba is cautious of the increase in the estimated taxation revenues given the rising risk of a material economic downturn.

On the expenditure side, Manitoba is experiencing mounting expenditure pressures that were not foreseeable when Budget 2022 was prepared, particularly related to supporting the large number of Ukrainians welcomed by Manitoba, the affordability pressures arising from persistent inflation, increase in interest rates and supply chain disruptions on the government, businesses and families, and emerging health care needs. Similar to a number of Canadian provinces, Manitoba will responsibly allocate some of the revenue increases to these pressures.

Budget 2022 projected a deficit of $548 million for the 2022/23 fiscal year. The First Quarter Report showed a $346 million improvement in the deficit to $202 million. The Mid-Year Report shows further improvements to the fiscal forecast in addition to the changes reported in the first quarter forecast in September. The deficit is now forecast at $193 million.

Although the deficit remains on track with the first quarter forecast, there have been significant changes to both forecasted revenues and expenditures compared to first quarter forecast and budget.

Total revenue is projected to be $1,129 million higher than budget, mainly reflecting improved results for taxation revenues and the net income forecast from Manitoba Hydro.

As a result, total borrowing requirements for 2022/23 are reduced, which in turn lowers Manitoba’s summary net debt heading into 2023/24. Estimated total net borrowing requirements are forecast to be down by $800 million for the year compared to the estimate provided in the Budget. Total expenditures are projected to be $774 million higher than budget, mainly reflecting new investments to pressures in the areas of Ukrainian temporary residents, economic recovery and affordability measures and health care system improvements. This amount includes $78 million for affordability measures approved through a Special Warrant in August.

2022/23 Fiscal Update

	Forecast	Budget	Change

		Millions of Dollars

Revenue	20,482	19,353	1,129

Expense	20,675	19,901	774

Net Income (Loss)	(193)	(548)	355

Summary Net Debt	29,353	30,544	(1,191)

Net Debt to GDP	33.5%	35.9%	(2.4)

2 | Manitoba 2022/23 Mid-Year Report Fiscal and Economic Update

Affordability Measures approved in August includes:

●  Family Affordability Package – support to families with children, seniors living on fixed income and vulnerable Manitobans.

●  Minimum Wage Adjustment Program – subsidy to Manitoba employers impacted by the increase in minimum wage to $13.50 per hour.

●  Food Security Fund – one-time funding available to community organizations from across the province that address food insecurity in Manitoba.

Budget 2022 includes $630 million in Internal Service Adjustments (ISA), an enabling appropriation, for Contingencies and COVID-19 Response and Recovery. Manitoba continues to monitor the ongoing impact of the COVID-19 pandemic. The COVID-19 response costs are mainly for personal protective equipment (PPE), the vaccine program and other related health system costs.

In addition to the health response, the contingencies include announced funding to strengthen student support and learning during the 2022/23 kindergarten to grade 12 school year.

A full range of provincial supports and services have been made available to thousands of Ukrainians arriving to Manitoba through the Canada Ukraine Authorization for Emergency Travel (CUAET) visa program. The supports and services are co-ordinated through the Ukrainian Refugee Taskforce, which provides an efficient single-access-point reception and welcoming centre. Welcoming the large number of Ukrainian Temporary Residents is an unforeseen and significant financial impact for the province.

This fiscal update includes additional expenditures contemplated to address the affordability pressures arising from persistent inflation, increase in interest rates and supply chain disruptions on the government, Manitoba economy and on Manitoba families and emerging health care needs. Details on these additional expenditures will be announced in early 2023.

The net debt to gross domestic product (GDP) ratio is forecasted to be 33.5 per cent in 2022/23, 2.4 basis point improvement from the 35.9 per cent forecast presented in Budget 2022. The improvement is due to the decreased deficit and the higher GDP outlook compared to Budget 2022.

Manitoba recently took steps to financially stabilize Manitoba Hydro as a Crown corporation including a 50 per cent reduction to both the water power rental rates and the Hydro Guarantee Fee starting in 2022/23. These changes resulted in approximately $190 million in savings for the utility that will be applied to reduce Manitoba Hydro’s debt. There is no impact as a result of these measures on the provincial deficit.

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Overview of Changes from Budget 2022

The graph below depicts the changes in revenue and expenditures and the corresponding deficit from Budget 2022 to this fiscal update. The green bars indicate an improvement of the deficit and the light blue bar indicates a worsening of the deficit. The net effect of these changes is the forecasted improvement in the deficit from $548 million to $193 million.

Changes from Budget 2022

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Revenue Changes from Budget 2022

Millions of Dollars

Summary Budget - Revenue	19,353
Revenue Changes from Budget:
Net Changes in Taxation Revenue
Individual Income Tax	355
Corporation Income Tax	135
Retail Sales Tax	83
Other net changes in taxation revenue	(16)

Subtotal Taxation Revenue	557
Net Changes in Other Revenue	(101)
Net Changes in Federal Transfers:
One-time addition to the Canada Health Transfer	72
Other Net Changes in Federal Transfers	(40)

Subtotal Federal Transfers	32
Net Income of Government Business Enterprises	641

Total Revenue Changes from Budget	1,129

Revenue Forecast	20,482

Revenue in 2022/23 is projected to be $20,482 million, an increase of $1,129 million over the Budget forecast of $19,353 million.

Major Revenue Variances

Individual Income Tax revenue is $355 million higher than budget, while Corporation Income Tax revenue is $135 million higher than budget, for a total increase of $490 million in Income Taxes, reflecting higher than forecast economic growth.

Retail Sales Tax is forecast at $83 million higher than budget reflecting higher consumer spending and higher prices.

Other net changes in taxation revenue mainly reflects a $16 million decrease in fuel taxes and a $24 million decrease in tobacco tax, partially offset by a $23 million increase in corporation capital tax due to growth in GDP in the financial industry.

Net Changes in Other Revenue is forecast to decrease $101 million, mainly related to the recently announced reduction to the water power rental rates paid by Manitoba Hydro, which is offset by a proportionate increase in Hydro net income.

Net Changes in Federal Transfers includes a $72 million one-time federal payment to the Canada Health Transfer to address the backlog of surgeries and procedures. Other net changes in federal transfers reflect a reduction in the forecast for federal transfers related to the Lake Manitoba and Lake St. Martin outlet channels due to delays in the federal environmental licensing process, which is partially offset by a one-time transfer of $27 million for public transit and school ventilation, which flows through the province to municipalities and school divisions.

Net income of Government Business Enterprises mainly reflects an increase in Manitoba Hydro’s forecast. Due to a combination of above-average water levels at generating stations and an upward forecast attributable to the export spot market prices, as well as a reduction in water power rentals and the debt guarantee fee paid to the Province, Hydro is now forecasting a $625 million improvement over budget.

Because of the potential for an economic downturn early in 2023, the $200 million revenue contingency is being retained. As the revenue picture unfolds, the contingency is expected to be eliminated in the third quarter update.

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Expenditure Changes from Budget 2022

Millions of Dollars

Summary Budget - Expenditure	19,901
Expenditure Changes from Budget:
Enabling Appropriations	438
Health and Surgical and Diagnostic Backlog	175
Finance	78
Debt Servicing	95
Other net changes	(12)

Total Expenditure Changes from Budget	774

Expenditure Forecast	20,675

Expenditures in 2022/23 is projected to be $20,675 million, an increase of $774 million over the Budget forecast of $19,901 million.

Major Expenditure Variances

Since Budget 2022, a number of factors have increased their impact on the economy, including supply chain constraints, labour market shortages, the prolonged Russian invasion of Ukraine and an acceleration in consumer and commodity price increases. This has resulted in the need for new expenditures in the Mid-Year Report, particularly related to supporting and strengthening health care, Ukrainian Temporary Resident Supports, supporting the economy, and calls for additional Affordability Measures to help Manitoba families due to persistent high inflation.

Health is forecasting an over-expenditure of $175 million primarily reflecting expenditure pressures in the regional health authorities and price and volume increases in Pharmacare. The variance also includes expenditures related to the implementation of the recently announced Health Human Resource Action Plan focused on three pillars within the health system: retain, train and recruit.

The forecast for Health also includes full utilization of the $110 million for Surgical and Diagnostic Backlog that was allocated to the department from Internal Service Adjustments.

More Ukrainians have sought refuge in Manitoba than any other province on a per capita basis. As of November 18, nearly 10,000 Ukrainian CUAET Visa holders have registered with Manitoba Health for health cards with a significant financial impact to the Health budget.

More Ukrainians have sought refuge in Manitoba than any other province on a per capita basis.

6 | Manitoba 2022/23 Mid-Year Report Fiscal and Economic Update

Manitoba leads the country in providing a full range of settlement supports and services to Ukrainian Temporary Residents including:

●  Meals and intake services to determine individual and family needs;

●  Temporary accommodations;

●  Access to co-ordinated public health and health care services, and the issuance of Manitoba health cards;

●  Orientation and referral services through Manitoba Start to link people to language training and workforce and employment opportunities;

●  Resources available through the Ukrainian Canadian Congress - Manitoba Provincial Council;

●  Income supports;

●  Education and child-care services and

●  Transition to more permanent housing.

Earlier this summer, the government announced a contribution of more than $73 million over two years for the Arctic Gateway Group to support significant upgrades to the Hudson Bay Railway, a vital transportation network in northern Manitoba.

Enabling Appropriations reflects a $438 million increase to Internal Service Adjustments to fund new affordability measures, strengthen health care, provide support for Ukrainian Temporary Residents and other contingencies. Although Budget 2022 included $630 million in Internal Service Adjustments for Contingencies and COVID-19 Response and Recovery, this authority is already fully encumbered. In addition, $96 million of additional authority was approved through a Special Warrant in August to fund several affordability measures. More details on the planned expenditures from Internal Service Adjustments will be provided in early 2023 as part of a second Special Warrant.

Finance is reflecting an over expenditure of $78 million compared to Budget related to payments that have already gone out related to The Family Affordability Package that was announced in August to assist families with children, low-income seniors and vulnerable Manitobans with the impacts of inflation on basic needs such as food and fuel.

Debt Servicing is forecast to be $95 million over budget reflecting the rising interest rates during the year offset by lower borrowing requirements of $800 million. The Bank of Canada has increased Canada’s target interest rate from 0.25 per cent in March 2022 to 4.25 per cent by December 2022.

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Summary Revenue

	Forecast	Budget	Change
		Millions of Dollars

Income Taxes

Individual Income Tax	4,669	4,314	355

Corporation Income Tax	779	644	135

Subtotal: Income Taxes	5,448	4,958	490

Retail Sales Tax	2,493	2,410	83

Education Property Taxes	745	745	–

Other Taxes

Corporations Taxes	389	366	23

Fuel Taxes	343	359	(16)

Land Transfer Tax	149	149	–

Levy for Health and Education	422	422	–

Tobacco Tax	168	192	(24)

Other Taxes	14	13	1

Subtotal: Other Taxes	1,485	1,501	(16)

Tuition Fees	439	447	(8)

Fees and Other Revenue

Fines and Costs and Other Legal	49	49	–

Minerals and Petroleum	18	17	1

Automobile and Motor Carrier Licences and Fees	176	166	10

Parks: Forestry and Other Conservation	27	29	(2)

Water Power Rentals	69	120	(51)

Service Fees and Other Miscellaneous Charges	1,653	1,700	(47)

Subtotal: Fees and Other Revenue	1,992	2,081	(89)

Federal Transfers

Equalization	2,933	2,933	–

Canada Health Transfer	1,715	1,633	82

Canada Social Transfer	579	576	3

Shared Cost and Other Transfers	1,055	1,108	(53)

Subtotal: Federal Transfers	6,282	6,250	32

Net Income of Government Business Enterprises	1,475	834	641

Sinking Funds and Other Earnings[1]	323	327	(4)

Contingency	(200)	(200)	–

Total Summary Revenue	20,482	19,353	1,129

1	Hydro debt guarantee fee is included in Sinking Funds and Other Earnings. The decrease in the debt guarantee fee is offset by an increase in investment earnings for a net change of $(4) million.

8 | Manitoba 2022/23 Mid-Year Report Fiscal and Economic Update

Summary Expenditure

	Forecast	Printed Budget	Enabling Allocations	Budget After Reallocations	Change
			Millions of Dollars

Legislative Assembly	57	53	–	53	4

Executive Council	6	5	1	6	–

Advanced Education, Skills and Immigration	1,659	1,658	12	1,670	(11)

Agriculture	481	495	–	495	(14)

Economic Development, Investment and Trade	169	170	2	172	(3)

Education and Early Childhood Learning	3,597	3,488	108	3,596	1

Environment, Climate and Parks	152	168	–	168	(16)

Families	2,091	2,081	28	2,109	(18)

Finance	147	69	–	69	78

Health	7,301	6,687	439	7,126	175

Indigenous Reconciliation and Northern	33	31	1	32	1

Relations

Justice	745	730	12	742	3

Labour, Consumer Protection and Government Services	468	420	7	427	41

Mental Health and Community Wellness	405	399	5	404	1

Municipal Relations	412	392	20	412	–

Natural Resources and Northern Development	125	120	1	121	4

Public Service Commission	39	28	11	39	–

Seniors and Long-Term Care	44	54	–	54	(10)

Sport, Culture and Heritage	125	91	34	125	–

Transportation and Infrastructure	566	524	44	568	(2)

Enabling Appropriations[1]	679	966	(725)	241	438

Emergency Expenditures	107	100	–	100	7

Tax Credits	147	147	–	147	–

Debt Servicing	1,120	1,025	–	1,025	95

Total Summary Expense	20,675	19,901	–	19,901	774

1

Enabling Appropriations is a “service heading” which is used to provide expenditure authority for programs that are delivered by other departments where the allocation is not known at the time of printing of the budget. Funding is allocated from the Enabling Appropriations as required to departments by the Minister of Finance. The Enabling Allocations in the table above are mostly related to COVID-19, wage settlements and the surgical and diagnostic backlog.

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Economic Update

Manitoba Economic Outlook at a Glance

	2022 Forecast			2023 Forecast
	Mid-Year Report	Budget 2022	First Quarter Report	Mid-Year Report	Budget 2022	First Quarter Report
Gross Domestic Product
Real	3.7	3.6	4.1	1.4	2.8	1.9
Nominal	9.6	5.8	9.5	3.2	4.4	3.8
Consumer Price Index	7.5	3.9	7.0	3.7	2.5	3.3
Employment	2.5	2.3	2.9	0.5	1.2	0.9
Unemployment Rate (%)	4.7	5.2	4.7	5.2	5.0	4.9
Population	1.2	0.9	1.1	1.0	1.0	1.2

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

Economic activity in Manitoba is exceeding expectations in 2022. Manufacturing sales are averaging 19.2 per cent higher this year compared to 2021. Employment has increased by 2.7 per cent in 2022, second highest growth following the 3.5 per cent record increase in 2021. Wages and salaries increased by 6.5 per cent in the first half of the year. As a result, nominal gross domestic product (GDP), a gauge for taxation revenues, was revised up to 9.6 per cent in 2022 compared to 5.8 per cent forecast at Budget 2022.

Following the strong performance in 2022, the Manitoba economy is facing several headwinds moving forward. Economies around the world are beginning to slow under the weight of decades-high inflation, tighter monetary policy, the ongoing Russian invasion of Ukraine, persistent supply chain disruptions, and lingering labour shortages as markets adjust.

The Manitoba economy is not immune to these global economic forces. Private forecasters are projecting the provincial economy to decelerate in the following years, although at a slower pace relative to other provincial economies that are more sensitive to recent interest rate hikes. The Mid-Year Report expects Manitoba real gross domestic product to slow from 3.7 per cent in 2022 to 1.4 per cent in 2023.

Strong employment growth and a solid rebound in the agriculture sector after last year’s drought propelled the provincial economy forward in 2022. Manitoba’s projected economic growth ranks third highest in the country – behind Saskatchewan and Alberta – and best amongst non-resource-based provinces.

Manitoba Real GDP Growth Ranks 3rd Best in 2022

Projected Real GDP Growth (%), 2022, Provinces & Canada

10 | Manitoba 2022/23 Mid-Year Report Fiscal and Economic Update

Nominal GDP Growth Expectations in 2022

Elevated consumer prices and growing incomes are pushing up nominal GDP growth expectations, an important indicator for tax revenue projections. The Mid-Year Report expects nominal GDP to expand by 9.6 per cent in 2022, before cooling to 3.2 per cent in 2023. Stronger nominal growth in 2022 is contributing to Manitoba’s stronger fiscal performance relative to Budget 2022.

There remains considerable uncertainty on the horizon. Future economic activity could depart from current expectations due to several downside and upside possibilities. The main downside challenge to the economic outlook is the Bank of Canada’s future monetary policy. Higher interest rates increase the cost of borrowing for items such as mortgages and lines of credit and government debt servicing costs. Persistent inflation could require the central bank to raise interest rates further and maintain those rates longer than previously expected.

On the upside potential, Manitoba households accumulated over $8 billion in savings throughout the pandemic. Household spending is the largest component of GDP. The speed and scale to which households withdraw their savings to support household costs because of higher inflation and interest rates could affect future spending and economic growth. In addition any easing supply chain disruptions, advancing labour force adjustments and population growth through immigration, could accelerate economic activity.

The following chart show the range of economic forecasters in the Mid-Year Report for nominal GDP growth. The solid line in the chart represents the average or consensus forecast, while the dashed lines reflect the high and low projections. The shaded area represents the range in the economic forecasts. Given nominal GDP captures inflation, there is considerably more uncertainty in the economic outlook as reflected by the larger shaded area.

There remains considerable uncertainty in the forecast, especially regarding inflation

Range of Nominal GDP Forecasts,

Manitoba, 2022-2024

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Manitoba Economic Indicators

Most year-to-date economic indicators in 2022 are trending upwards in Manitoba at rates exceeding inflation, underscoring the strength of the Manitoba economy. New motor vehicle sales are an exception, as vehicle manufacturers and car dealerships struggle with smaller inventories due to global semiconductor shortages used in auto manufacturing. Housing starts are also contracting due to restrictive monetary policy from the Bank of Canada. For up-to-date economic and financial information, please visit the Manitoba Finance Economic Recovery Dashboard.

Manitoba Economic Indicators Trending Up, Year-to-date Growth, 2022

Most year-to-date economic indicators

in 2022 are trending upwards in

Manitoba at rates exceeding inflation,

underscoring the strength of the

Manitoba economy.

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Inflation

Consumer inflation, as measured by Statistics Canada’s Consumer Price Index (CPI), reached a near 40-year high in June 2022 in Manitoba, peaking at 9.4 per cent growth year-over-year. Since then, inflationary pressures have eased slightly, falling to 8.4 per cent growth in October.

Energy has been a major contributor to inflation as evident by pump prices that are up 30 per cent year-

over-year and the record-setting gasoline prices that exceeded $2/litre in the summer. Services has also been a significant contributor to inflation as supply struggles to keep pace with growing demand. In October 2022, energy and services accounted for 65 per cent of total consumer price inflation.

Prices for energy and services driving inflation

Consumer Price Inflation, Components, Manitoba, January – October 2022

With the Bank of Canada’s policy interest rate currently in restrictive territory at 4.25 per cent, the Mid-Year Report expects consumer inflation to fall to 3.7 per cent in 2023.

Manitoba households are less exposed to higher interest rates relative to elsewhere in Canada due to relatively lower debt-to-disposable income ratios. For every dollar of disposable income, Manitoba households hold $1.6 in debt. This compares to $1.8 nationally. Provinces with higher home prices, such as British Columbia and Ontario, have the largest debt to disposable income ratios.

Manitoba household less

exposed to higher interest rates

Household Debt to Disposable Income, 2021

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Labour Market

The Manitoba labour market continues its robust recovery in 2022 underpinned by strong economic growth and record immigration. After losing 90,500 jobs during the pandemic low in April 2020, Manitoba has regained over 100,000 jobs. As of October 2022, provincial employment has expanded by 2.7 per cent year-to-date, representing the second largest growth in recorded history – trailing only last year. The strength in job growth is contributing to one of the lowest unemployment rates in Canada at 4.6 per cent. Manitoba’s strong labour market also plays a role in insulating the provincial economy from the recession.

Manitoba unemployment rate

among the lowest in Canada

Unemployment Rates (%), October 2022

As of September 2022, nearly thirty thousand jobs remained vacant in Manitoba, up 14.3 per cent relative to the same period last year. Nationally, there are nearly one million job vacancies, up 0.7 per cent.

Under the combination of high inflation and tight labour market conditions, wages are beginning to accelerate. Average hourly wages in Manitoba have steadily increased from -1.1 per cent in January 2022 to 7.1 per cent in October. Higher wages help households to retain purchasing power and sustain against the rising costs of goods and services. However, persistent upwards pressure on wages are a challenge for businesses expanding and looking to create jobs.

Wages are on the rise

Average Hourly Wage Growth, Year-over-Year, Manitoba, January - October 2022

Looking ahead, Manitoba’s labour market conditions are expected to moderate as the pace of economic growth across the country slows. The Mid-Year Report projects provincial employment to expand by 0.5 per cent in 2023. The unemployment rate is projected to edge up slightly to 5.2 per cent in 2023.

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Canadian Outlook

The Canadian economy continues to show healthy growth despite the possibility of a looming recession. In the third quarter of 2022, Canada’s economy expanded by 0.7 per cent, a modest slowdown from the previous quarter of 0.8 per cent growth. Most of the gains in the third quarter occurred in exports, non-residential investment, and inventories, while declines were experienced in household spending and residential investment.

Housing activity in Canada is slowing under higher interest rates. The residential building construction sector has experienced five months of declines since March 2022 with economic activity falling 7.0 per cent. Housing prices in Canada are down 18.1 per cent from their peak whereas Winnipeg home prices are down 8.7 per cent. The impact of higher interest rates is not expected to be as severe in Manitoba relative to other provinces.

The Mid-Year Report projects the Canadian economy to expand by 3.3 per cent in 2022 before slowing to 1.1 per cent growth in 2023 as high interest rates dampen household spending and investment.

International Outlook

The United States of America (U.S.) economy bounced back in the third quarter (Q3) of 2022, expanding by 2.6 per cent. This is following two consecutive quarters of declines that qualified as a technical recession. The upturn in Q3 reflects a surge in exports, robust consumer spending, particularly for services, and healthy growth in non-residential investment.

After peaking at 9.1 per cent year-over-year growth in June 2022, inflation in the U.S. is beginning to show signs of deceleration. October consumer price inflation rose 7.7 per cent on a 12-month basis, half a percentage point lower than the previous month.

The U.S. Federal Reserve (Fed) continues to raise interest rates to tame inflation. Additional hikes could see the Canadian dollar depreciate, which would help stimulate Manitoba exports, but at the expense of higher import costs and added inflationary pressure. The International Monetary Fund (IMF) projects the U.S. economy to expand by 1.6 per cent in 2022 and 1.0 per cent in 2023.

The table below shows the latest economic growth projections for Manitoba’s key trading partners which represent nearly 90 per cent of total Manitoba international exports. Economic growth projections for several of the jurisdictions have been revised downwards since the 2022/23 First Quarter Report. The global economic slowdown is likely to moderate Manitoba exports such as manufactured goods and agriculture products.

International Economic Outlook

	2022 Forecast*			2023 Forecast*
	% of MB exports**	Mid-Year Report Forecast	First Quarter Report	Mid-Year Report Forecast	First Quarter Report
United States	71.6	1.6	2.3	1.0	1.0
Japan	5.7	1.7	1.7	1.6	1.7
Mexico	3.7	2.1	2.4	1.2	1.2
China	5.7	3.2	3.3	4.4	4.6
Euro Area	2.0	3.1	2.6	0.5	1.2

*real GDP growth rate (%)

** per cent of international exports in 2021

Source: Manitoba Finance Survey of Economic Forecasts & International Monetary Fund

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